Exhibit 12.1

FURIEX PHARMACEUTICALS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

		Year Ended
	Nine Months Ended September 30, 2013	2012	2011	2010 (1)	2009 (1)	2008 (1)

EARNINGS (LOSS)
Net income (loss) before provision for income tax	$(23,026)	$(42,851)	$(48,967)	$(49,512)	$(8,299)	$6,788
Fixed charges	3,324	2,514	419	3	9	-
Earnings (loss)	$(19,702)	$(40,337)	$(48,548)	$(49,509)	$(8,290)	$6,788

FIXED CHARGES
Interest expensed	$3,206	$2,445	$413	$-	$-	$-
Amortized capitalized expenses related to indebtedness	113	63	-	-	-	-
Estimate of interest within rental expense	5	6	6	3	9	-
Fixed Charges	$3,324	$2,514	$419	$3	$9	$-

RATIO OF EARNINGS TO FIXED CHARGES (2)	-	-	-	-	-	-
COVERAGE DEFICIENCY (2)	$(23,026)	$(42,851)	$(48,967)	$(49,512)	$(8,299)	-

(1) Prior to its June 14, 2010 spin-off as a separate company, Furiex was a part of Pharmceutical Product Development, Inc. The pre-spin-off historical financial information in particular is not likely to be indicative of Furiex's future performance or its future financial position or results of operations, and it does not provide or reflect data as if Furiex had actually operated as a separate, stand-alone entity during the periods covered.

(2) Earnings were inadequate to cover fixed charges for the years ended December 31, 2009, 2010, 2011 and 2012 and the nine months ended September 30, 2013. As a result, a coverage deficiency is provided for those periods presented in which earnings were inadequate to cover fixed charges.